

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Paul D. Dickman
Chief Executive Officer
Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO 80202

> **Re: Safe Lane Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 5, 2015**
> **File No. 333-198435**

Dear Mr. Dickman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2014 letter.

Our Company, page 4

1. Please revise the sixth paragraph to clarify when the note is due and payable, i.e. March 31, 2015. We also note your disclosure in the Future Milestones section on page 39 that if the company is unable to refinance or pay off the note to Superior Traffic Controls, Inc., it is highly probable that the company will have to cease operations. Please revise this paragraph or your risk factor on page 18 to provide comparable disclosure.

Description of Property, page 43

2. We note your response to our prior comment 7. Please revise to state whether you currently have a distribution agreement with www.viz-con.com and www.traffixdevices.com. If you do, please disclose the material terms in your Description of Business. In addition, please file your distribution agreements as exhibits to your next amendment or please tell us why this is not required.

Plan of Distribution, page 28

3. Please revise to also state that Superior Traffic Control, Inc. may be deemed an underwriter in the distribution of your shares to Superior Traffic Control, Inc. shareholders.

Plan of Operations, page 43

4. Please refer to the budget summary table on page 45 which details a funding estimate for 2015 of $1,000,000 and the two budget and expense tables totaling $1,000,000 each on page 46. We note that these tables do not appear to include the $250,000 necessary to pay off the note held by Superior Traffic Controls, Inc. Please revise these tables as necessary to include this amount. In addition, you refer throughout the prospectus to a capital need for $1,000,000 and the need to raise an additional $1,000,000 to implement your business plan. If that figure does not include the capital needed to repay the note, please revise accordingly.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Michael A. Littman